Exhibit 99.1

Constellium Reports Third Quarter 2014 Financial Results

Amsterdam, November 19, 2014 – Constellium N.V. (NYSE and NYSE Euronext: CSTM) today reported results for the third quarter ended September 30, 2014.

•	Shipments up 4% versus prior year

•	Revenues up 8% to €927 million and Adjusted EBITDA up 13% to €72 million

•	Strong performance in P&ARP driven by 82% growth in Body-in-White shipments and in AS&I led by 23% growth in automotive structures

•	A&T impacted by aerospace capacity constraints and extended maintenance

•	Body-in-White projects progressing as scheduled

•	Recent Wise Metals acquisition expected to close in January 2015

•	Q3 2014 EPS at €0.11; EPS excluding unrealized losses on derivatives at €0.31

Constellium reported that results for the third quarter of 2014 significantly improved over last year, led by strong performances in our Packaging and Automotive Rolled Products segment (P&ARP) and our Automotive Structures and Industry (AS&I) segment. Our Aerospace and Transportation (A&T) segment continued to perform below our expectations due to capacity constraints and extended maintenance.

Revenues for the third quarter of 2014 were €927 million, an increase of 8% from €862 million in the third quarter of 2013. Revenues increased by 3% on a like-for-like basis, excluding LME metal prices and currency exchange rates, when compared to the same period in 2013. Third quarter 2014 shipments of 266k metric tons were 4% higher than the third quarter 2013 shipments of 257k metric tons. Adjusted EBITDA per metric ton for the third quarter 2014 was €269, which represents an increase of 9% from €247 in the third quarter of 2013.

Constellium	Media relations Constellium Corporate
Nicolas Brun – Communications	Aina Ramboatiana
Phone: +1 (212) 675 5027	Phone: +33 (0)1 80 50 53 11
nicolas.brun@constellium.com	aina.ramboatiana@clai2.com

Frédéric Dunod – Investor Relations Europe Paul Blalock – Investor Relations North America Investor-relations@constellium.com	Hill+Knowlton Strategies (Media & Investors) Peter Poulos Phone: +1 (212) 885 0588 peter.poulos@hkstrategies.com

Adjusted EBITDA for the third quarter of 2014 was €72 million, which represents an increase of 13% compared to €64 million in the third quarter 2013. Higher metal premiums impacted third quarter 2014 Adjusted EBITDA by €6 million compared to the prior year. As compared to 2013, we currently expect an annual premiums variance of approximately €20 million for the full-year 2014 Adjusted EBITDA, considering the overall sharp increase in premiums in this quarter. Favorable foreign exchange rates positively impacted the results by €8 million due to a weaker euro and stronger U.S. dollar. Adjusted EBITDA in the third quarter also benefited from a €4 million one-time gain at the Holdings and Corporate level.

On October 3, 2014, Constellium signed a definitive agreement to acquire Wise Metals Intermediate Holdings, a private aluminum sheet producer located in Muscle Shoals, Alabama. Under the terms of the agreement, Constellium is to purchase Wise Metals for $1.4 billion, consisting of $455 million in cash and $945 million in the assumption of Wise’s existing debt. The acquisition of Wise Metals, which has the widest strip mill in North America, will provide Constellium with access to 450k metric tons of hot mill capacity. Constellium intends to invest up to $750 million by 2022 in order to significantly accelerate its position in the North American Body-in-White (BiW) market. The financing for this transaction is expected to be finalized by early December. On October 29, 2014, the U.S. Department of Justice granted regulatory clearance to the antitrust filings and the acquisition is expected to close in January 2015.

Commenting on the third quarter 2014 results, Pierre Vareille, Constellium’s Chief Executive Officer said: “Overall, third quarter results were in line with our expectations. Our P&ARP and AS&I segments continued to make progress from the prior year and delivered another strong quarter, while the A&T segment continues to perform below expectations. We have launched a comprehensive improvement plan for A&T, which we expect will have a positive earnings impact beginning in 2016. Our global automotive growth initiatives continue to make significant progress in Europe and the U.S.”

•	Recent Developments

During the third quarter of 2014, Constellium’s expansion of 20k metric tons of BiW capacity at our Singen, Germany facility is progressing according to plan. In the second expansion phase, Neuf-Brisach expects to add an additional 100k metric tons by the second half of 2016.

In October 2014, Constellium’s BiW joint venture with UACJ received regulatory approval from the EU and China and the Company expects to close this transaction before the end of 2014. The new facility will have an initial target capacity of 100k metric tons and production is expected to start in the first half of 2016. Constellium will own 51% of this joint venture.

In October 2014, Constellium announced that the Company was awarded an additional contract to supply can stock to Rexam plc, a world-leading beverage can maker. Under the agreement, Constellium will support Rexam’s decision to convert all of the can production lines at its Spanish plants from steel to aluminum.

•	Aerospace Outlook

In October 2014, Constellium renewed an operational and supplier contract arrangement at less favorable rates which will have an estimated adverse impact on the A&T Adjusted EBITDA of between €10-15 million annually starting in 2015. Additionally, Constellium is facing challenges from customer program delays, which may impact future sales of higher value-add products in the A&T segment.

During late October 2014, our Ravenswood facility experienced a five-day hot mill outage following a scheduled maintenance which we expect will impact our fourth quarter A&T 2014 results by €5 million. We anticipate that capacity constraints in A&T will require additional maintenance in the fourth quarter of 2014 and throughout 2015. We plan to accelerate our investments to debottleneck our overall capacity, including the installation of a new pusher furnace at our Ravenswood facility at a total cost of €40 million. As these improvements are implemented, we expect A&T’s 2015 Adjusted EBITDA to be below our current year performance.

•	Group Summary

	Q3 2014	Q3 2013	Var.	YTD Q3 2014	YTD Q3 2013	Var.
Shipments (k metric tons)	266	257	4%	814	791	3%
Revenues (€ millions)	927	862	8%	2,730	2,689	2%
Adjusted EBITDA (€ millions)	72	64	13%	224	221	1%
Adjusted EBITDA per metric ton (€)	269	247	9%	275	279	(2%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures and the difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q3 2014	Q3 2013	Var.	YTD Q3 2014	YTD Q3 2013	Var.
Shipments (k metric tons)	158	152	4%	478	464	3%
Revenues (€ millions)	413	372	11%	1,173	1,165	1%
Adjusted EBITDA (€ millions)	33	30	10%	96	85	13%
Adjusted EBITDA per metric ton (€)	208	193	8%	199	182	9%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The P&ARP segment had a solid Q3 2014 with a 4% growth in shipments to 158k metric tons, and a 10% growth in Adjusted EBITDA to €33 million. Our Neuf-Brisach plant had another very successful quarter and contributed nearly 42% of total group shipments. Adjusted EBITDA per metric ton of €208 grew 8% over last year. The increase in shipments reflects continued growth in rigid packaging and solid growth in BiW automotive products. Revenues increased by 11% primarily as a result of increased metal prices. Packaging demand remains strong while BiW volumes shipped increased by 82% in the third quarter of 2014 compared to the prior year. Higher metal premiums impacted the third quarter 2014 by €2 million for this segment compared to the prior year.

For the nine months ended September 30, 2014, Adjusted EBITDA was €96 million which reflected a 13% increase over the same period in 2013, mainly due to increased volumes and improved product mix, despite a negative impact of €4 million from higher metal premiums.

•	Aerospace & Transportation (A&T)

	Q3 2014	Q3 2013	Var.	YTD Q3 2014	YTD Q3 2013	Var.
Shipments (k metric tons)	60	62	(3%)	183	183	0%
Revenues (€ millions)	292	292	0%	892	910	(2%)
Adjusted EBITDA (€ millions)	18	19	(1%)	73	91	(19%)
Adjusted EBITDA per metric ton (€)	313	316	(1%)	403	497	(19%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Third quarter 2014 results in the A&T segment were flat at €18 million in Adjusted EBITDA when compared to the third quarter of 2013. Shipments were 60k metric tons and represent a decrease of 3% from last year. Third quarter 2014 A&T results continued to be impacted by higher metal premiums of €2 million as well as operational challenges.

For the nine months ended September 30, 2014, Adjusted EBITDA was €73 million which represented a decrease of 19% over the same period in 2013 with a €5 million increase in premiums from the prior year. Adjusted EBITDA per ton was €403 which reflects the operational challenges, increased sales of lower margin products, and higher metal premiums.

•	Automotive Structures & Industry (AS&I)

	Q3 2014	Q3 2013	Var.	YTD Q3 2014	YTD Q3 2013	Var.
Shipments (k metric tons)	50	45	11%	157	146	7%
Revenues (€ millions)	231	203	14%	686	654	5%
Adjusted EBITDA (€ millions)	18	16	12%	56	46	22%
Adjusted EBITDA per metric ton (€)	339	352	(4%)	360	314	14%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved Adjusted EBITDA of €18 million in the third quarter of 2014, representing an improvement of 12% from the third quarter 2013 Adjusted EBITDA of €16 million. Shipments of 50k metric tons saw an 11% increase from the same period in the prior year, while revenues increased by 14% to €231 million. The Adjusted EBITDA per ton decreased slightly for this segment by 4% due to a €3 million impact from metal premiums. Overall, the performance in Adjusted EBITDA and Adjusted EBITDA per metric ton in the third quarter of 2014 reflected strong automotive demand, which is expected to continue to grow.

For the nine months ended September 30, 2014, Adjusted EBITDA was €56 million, a 22% increase from the same period in 2013, due to higher automotive structure sales and productivity gains, and a negative impact of €5 million from metal premiums.

•	Net income

Net income in the third quarter of 2014 was €12 million compared to €45 million in the third quarter of 2013. The difference is primarily due to unrealized losses on derivatives partially offset by favorable metal lag impact.

•	Earnings per share

Fully diluted earnings per share were €0.11 in the third quarter of 2014 compared to €0.43 per share in the third quarter of 2013. For the nine months ended September 30, 2014, the fully diluted earnings per share were €0.65 versus €0.69 per share for the same period in 2013. Fully diluted earnings per share were based on a weighted average number of ordinary shares of 105 million for each quarter ended September 30, 2014 and 2013, respectively. Excluding the impact of unrealized gains and losses on derivative instruments, our earnings per share would be €0.31 and €0.22 for the quarters ending September 30, 2014 and 2013, respectively.

•	Cash flow and liquidity

Adjusted Free Cash Flow was an inflow of €19 million for the third quarter of 2014, compared to an inflow of €41 million in the third quarter of 2013. The decrease is attributable to stable cash flows from operating activities excluding margin calls and an accelerated €20 million increase in capital expenditures for the quarter. The total trade working capital for this quarter was reduced by an additional 4 days from the prior year.

Net Debt at September 30, 2014 was €208 million, an increase of €76 million from December 31, 2013 and represents 0.7 times the last twelve months’ Adjusted EBITDA. Overall, our cash position at the end of the third quarter of 2014 was €426 million.

We continue to maintain a strong liquidity position. As of September 30, 2014, liquidity was €746 million, comprised of €120 million available under our revolving credit facility, €166 million available under our factoring facilities, €34 million available under our Asset Based Lending facility, and €426 million of cash and cash equivalents. Our liquidity position was reinforced by the $400 million and €300 million bond offerings completed in May 2014 and the €120 million available under our revolving credit facility.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All statements that reflect Constellium’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These statements reflect beliefs and assumptions that are based on Constellium’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets; others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, Constellium’s ability to implement its business strategy, including its productivity and cost reduction initiatives; the possibility of unplanned business interruptions and equipment failure; adverse conditions and disruptions in regional and global economies, including Europe and North America; the risk that certain assumptions with respect to Wise Metals or the pending acquisition of Wise Metals could prove to be inaccurate; the risk that certain assumptions with respect to Constellium’s pending joint venture with UACJ could prove to be inaccurate; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in prior and subsequent reports filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), including the Form 6-K furnished with the SEC on October 3, 2014. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control.

Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.5 billion of revenue in 2013. Constellium’s earnings materials for the quarter ended September 30, 2014 are also available on the company’s website (www.constellium.com).

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT (Unaudited)

(in millions of Euros)	Three months ended Sept 30, 2014	Three months ended Sept 30, 2013	Nine months ended Sept 30, 2014	Nine months ended Sept 30, 2013

Revenue	927	862	2,730	2,689
Cost of sales	(799)	(748)	(2,355)	(2,320)

Gross profit	128	114	375	369

Selling and administrative expenses	(49)	(53)	(150)	(155)
Research and development expenses	(10)	(9)	(27)	(27)
Restructuring costs	(2)	(4)	(7)	(6)
Other (losses) / gains - net	(33)	21	(31)	(10)

Income from operations	34	69	160	171

Other expenses	—	—	(1)	(24)

Finance income	21	7	21	18
Finance costs	(31)	(17)	(67)	(62)

Finance costs - net	(10)	(10)	(46)	(44)

Share of profit of joint-ventures	—	3	—	3

Income before income tax	24	62	113	106

Income tax expense	(12)	(21)	(43)	(43)

Net income from continuing operations	12	41	70	63

Discontinued operations
Net income from discontinued operations	—	4	—	4

Net income for the period	12	45	70	67

Net income attributable to:
Owners of the Company	11	45	68	66
Non-controlling interests	1	—	2	1

Net income	12	45	70	67

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY

(in Euros per share)	Three months ended Sept 30, 2014	Three months ended Sept 30, 2013	Nine months ended Sept 30, 2014	Nine months ended Sept 30, 2013

From continuing and discontinued operations
Basic	0.11	0.43	0.65	0.69
Diluted	0.11	0.43	0.65	0.69
From continuing operations
Basic	0.11	0.39	0.65	0.65
Diluted	0.11	0.39	0.65	0.65
From discontinued operations
Basic	—	0.04	—	0.04
Diluted	—	0.04	—	0.04

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/LOSS (Unaudited)

(in millions of Euros)	Three months ended Sept 30, 2014	Three months ended Sept 30, 2013	Nine months ended Sept 30, 2014	Nine months ended Sept 30, 2013

Net Income	12	45	70	67

Other Comprehensive (Loss) / Income
Items that will not be reclassified subsequently to Income or Loss
Remeasurement on post-employment benefit obligations	(25)	9	(68)	59
Deferred tax on remeasurement on post-employment benefit obligations	6	(1)	13	(5)
Items that may be reclassified subsequently to Income or Loss
Currency translation differences	(11)	5	(11)	1

Other Comprehensive (Loss) / Income	(30)	13	(66)	55

Total Comprehensive (Loss) / Income	(18)	58	4	122

Attributable to:
Owners of the Company	(19)	58	2	121
Non-controlling interests	1	—	2	1

Total Comprehensive (Loss) / Income	(18)	58	4	122

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Unaudited)

(in millions of Euros)	At September 30, 2014	At December 31, 2013

Assets
Non-current assets
Intangible assets (including goodwill)	27	21
Property, plant and equipment	540	408
Investments in joint ventures	1	1
Deferred income tax assets	187	177
Trade receivables and other	57	60
Other financial assets	34	7

	846	674

Current assets
Inventories	413	328
Trade receivables and other	549	483
Other financial assets	37	25
Cash and cash equivalents	426	233

	1,425	1,069

Assets classified as held for sale	14	21

Total Assets	2,285	1,764

Equity
Share capital	2	2
Share premium account	162	162
Retained deficit and other reserves	(125)	(132)

Equity attributable to owners of the Company	39	32
Non-controlling interests	4	4

	43	36

Liabilities
Non-current liabilities
Borrowings	616	326
Trade payables and other	34	35
Deferred income tax liabilities	—	1
Pension and other post-employment benefit obligations	578	507
Other financial liabilities	32	36
Provisions	52	65

	1,312	970

Current liabilities
Borrowings	47	22
Trade payables and other	765	646
Income taxes payable	22	19
Other financial liabilities	46	24
Provisions	41	38

	921	749

Liabilities classified as held for sale	9	9

Total liabilities	2,242	1,728

Total equity and liabilities	2,285	1,764

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity

As at January 1, 2014	2	162	(23)	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	68	68	2	70
Other comprehensive loss	—	—	(55)	(11)	—	—	(66)	—	(66)

Total Comprehensive Income	—	—	(55)	(11)	—	68	2	2	4

Transactions with the owners
Share equity plan	—	—	—	—	4	—	4	—	4
MEP shares changes	—	—	—	—	1	—	1	—	1

Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at September 30, 2014	2	162	(78)	(25)	6	(28)	39	4	43

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity

As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	66	66	1	67
Other comprehensive income	—	—	54	1	—	—	55	—	55

Total Comprehensive Income	—	—	54	1	—	66	121	1	122

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	—	—	—	—	—
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at September 30, 2013	2	162	(32)	(13)	—	(128)	(9)	3	(6)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity

As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100
Other comprehensive income	—	—	63	—	—	—	63	—	63

Total Comprehensive Income	—	—	63	—	—	98	161	2	163

Transactions with the owners
Share premium distribution	—	(98)	—		—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

*	The opening value of the comparative financial statements has been restated following the application of IAS 19 revised.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

	Three months ended Sept 30, 2014	Three months ended Sept 30, 2013	Nine months ended Sept 30, 2014	Nine months ended Sept 30, 2013
(in millions of Euros)
Cash flows from operating activities
Net income	12	45	70	67
Less: Net income / (loss) from discontinued operations	—	(4)	—	(4)
Less: Net income attributable to non-controlling interests	(1)	—	(2)	(1)
Net income from continuing operations before non-controlling interests	11	41	68	62

Adjustments	73	18	174	123
Changes in working capital:
Inventories	(42)	13	(78)	2
Trade receivables	29	74	(96)	(67)
Margin Call	—	2	11	4
Trade payables	17	(44)	101	20
Other working capital - Net	12	(4)	(1)	(13)
Changes in other operating assets and liabilities:
Provisions	(3)	(4)	(10)	(12)
Income tax paid	(7)	(6)	(10)	(8)
Pension liabilities and other post-employment benefit obligations	(14)	(10)	(37)	(32)

Net cash flows from operating activities	76	80	122	79

Cash flows used in investing activities
Purchase of net assets on acquisition – net of cash and cash equivalents	—	—	—	—
Purchases of property, plant and equipment	(57)	(37)	(127)	(92)
Proceeds from disposal	2	—	2	3
Proceeds from disposal of joint-venture	—	4	—	4
Proceeds from finance lease	1	2	4	5
Other investing activities	(5)	(5)	(10)	(1)

Net cash flows used in investing activities	(59)	(36)	(131)	(81)

Cash flows (used in) / from financing activities
Net proceeds received from issuance of shares	—	—	—	162
Interim dividend paid	—	—	—	(147)
Withholding tax paid	—	—	—	(20)
Distribution of share premium to owners of the Company	—	—	—	(103)
Interests paid	(2)	(8)	(18)	(29)
Proceeds received from Term Loan and Senior Notes	—	—	587	351
Repayment of Term Loan	—	(1)	(331)	(156)
Proceeds of other loans	7	9	10	13
Payment of deferred financing costs	—	—	(15)	(8)
Other financing activities	(1)	(2)	(32)	1

Net cash flows / (used in) from financing activities	4	(2)	201	64

Net increase in cash and cash equivalents	21	42	192	62
Cash and cash equivalents - beginning of period	403	163	233	142
Effect of exchange rate changes on cash and cash equivalents	1	(2)	1	(1)

Cash and cash equivalents - end of period	425	203	426	203

Less: Cash and cash equivalents classified as held for sale	1	(4)	—	(4)

Cash and cash equivalents as reported in the Statement of financial position	426	199	426	199

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended Sept 30, 2014	Three months ended Sept 30, 2013	Nine months ended Sept 30, 2014	Nine months ended Sept 30, 2013
A&T	18	19	73	91
P&ARP	33	30	96	85
AS&I	18	16	56	46
Holdings and Corporate	3	(1)	(1)	(1)

Total	72	64	224	221

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net income from continuing operations to Adjusted EBITDA (a non-GAAP measure)

	Three months ended Sept 30, 2014	Three months ended Sept 30, 2013	Nine months ended Sept 30, 2014	Nine months ended Sept 30, 2013
Net income	12	45	70	67
Income tax expense	12	21	43	43
Net (Income) from discontinued operations	—	(4)	—	(4)
Income before income tax	24	62	113	106
Finance costs – net	10	10	46	44
Other expenses	—	—	1	24
Share of profit of joint-ventures	—	(3)	—	(3)
Income from operations	34	69	160	171
Depreciation and impairment	12	10	32	19
Unrealized (gains)/losses from re-measurement of monetary assets and liabilities	(1)	1	(1)	—
Unrealized losses/(gains) on derivatives	35	(34)	29	(2)
(Gains)/Losses on disposal and assets classified as held for sale	(2)	—	4	4
Restructuring costs	2	4	7	6
Apollo management fees	—	—	—	2
Start-up and development costs	3	2	8	2
Ravenswood OPEB plan amendment	—	—	(9)	(11)
(Unfavorable)/favorable metal price lag	(16)	9	(16)	21
Other	5	3	10	9

Adjusted EBITDA	72	64	224	221

Reconciliation of Diluted EPS from continued and discontinued operations, excluding unrealized losses / (gains) on derivatives

	Three months ended Sept 30, 2014	Three months ended Sept 30, 2013
Net Income attributable to owners of the company	11	45
Unrealized losses / (gains) on derivatives	35	(34)
Tax impact	(14)	12

Net income excluding unrealized losses / (gains) on derivatives	32	23

Weighted average number of shares, fully diluted	105,241,827	105,027,055

Diluted EPS from continuing and discontinued operations (in Euros)	0.11	0.43

Diluted EPS from continued and discontinued operations, excluding unrealized losses / (gains) on derivatives (in Euros)	0.31	0.22

Reconciliation of cash flow from operating activities to Adjusted Free Cash Flow (a non-GAAP measure)

	Three months ended Sept 30, 2014	Three months ended Sept 30, 2013	Nine months ended Sept 30, 2014	Nine months ended Sept 30, 2013
Cash flow from operating activities	76	80	122	79
Margin calls included in cash flow from operating activities	—	(2)	(11)	(4)
Cash flow from operating activities excluding margin calls	76	78	111	75
Capital expenditure	(57)	(37)	(127)	(92)

Adjusted Free Cash Flow	19	41	(16)	(17)

Reconciliation of borrowings to Net Debt (a non-GAAP measure)

	September 30, 2014	December 31, 2013
Borrowings	663	348
Fair value of cross currency interest swap	(20)	26
Cash and cash equivalents	(426)	(233)
Cash pledged for issuance of guarantees	(9)	(9)

Net Debt	208	132

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Diluted Earnings Per Share (EPS) from continued and discontinued operations, excluding unrealized losses and gains on derivative instruments, Adjusted Free Cash Flow and Net Debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the re-measurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and management fees paid by the company to an affiliate of Apollo Global Management, LLC, exceptional employee bonuses in relation to cost saving implementation and targets, start-up and development costs, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established).

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Diluted earnings per share (EPS) from continued and discontinued operations excluding unrealized losses and gains on derivative instruments, excludes unrealized losses and gains on derivatives and the relevant tax impact from net income and is divided by the weighted average of shares outstanding.

Adjusted Free Cash Flow is Net Cash Flow from Operating Activities, after capital expenditure and excluding margin calls. Net Debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net Debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Management believes that EPS from continued and discontinued operations excluding unrealized losses and gains on derivatives is useful to investors because it provides additional information that facilitates understanding the impact of unrealized gains and losses on derivatives on our results.

Diluted EPS, Net Debt and Adjusted Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to EPS, borrowings or operating cash flows determined in accordance with IFRS.